UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 28, 2014
(correcting order dated May 15, 2014)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Theravance Biopharma, Inc.

File No. 001-36033 - CF#30197

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   Theravance Biopharma, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12B filed on August 1, 2013, as amended.

   Based on representations by Theravance Biopharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

> Exhibit 10.16 through December 31, 2017
> Exhibit 10.17 through September 27, 2023

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Kevin M. O'Neill
                    Deputy Secretary